UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42915

Alps Group Inc

(Registrant’s Name)

Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)

No. 1, Jalan 1/68F, Jalan Tun Razak

50400 Kuala Lumpur

Wilayah Persekutuan, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Alps Group Inc (the “Company”) held an Extraordinary General Meeting of its shareholders (the “Meeting”) on October 30, 2026 at 9:30 A.M., Malaysian Time (9:30 P.M. Eastern Time on October 29, 2026). The Meeting was held virtually. On October 5, 2026, the record date for the Meeting, there were 158,400,314 Ordinary Shares of the Company’s ordinary shares entitled to be voted at the Meeting, among which 116,891,039 ordinary shares of Company or 73.79% were represented in person or by proxy and voted at the Meeting. The results of the votes were as follows.

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Proposal 1. The Share Consolidation Proposal:

A proposal to approve, by ordinary resolution, that:

1.

(a)	the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating:

(b)

(i)	every five (5) Ordinary Shares with a par value of US$0.0001 each into one (1) Ordinary Share with a par value of US$0.0005 each; and

(ii)	every five (5) Preferred Shares with a par value of US$0.0001 each into one (1) Preferred Share with a par value of US$0.0005 each,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the Share Consolidation);

(c)	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$50,000 divided into 500,000,000 shares comprising (i) 495,000,000 Ordinary Shares with a par value of US$0.0001 each and (ii) 5,000,000 Preferred Shares with a par value of US$0.0001 each to US$50,000 divided into 100,000,000 shares comprising (i) 99,000,000 Ordinary Shares with a par value of US$0.0005 each and (ii) 1,000,000 Preferred Shares with a par value of US$0.0005 each; and

(d)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

2.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.”

For	Against	Abstain	Broker Non-Vote
116,882,786 (99.99294%)	8,234 (0.00704%)	19 (0.00002%)	0

Proposal 1was approved by the Company’s shareholders representing 99.99% of the votes present at the Meeting.

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Proposal 2. The Share Capital Increase Proposal:

A proposal to approve, by ordinary resolution, that subject to the Share Consolidation being approved by shareholders and effected, the authorised share capital of the Company be increased from US$50,000 divided into 100,000,000 shares comprising (i) 99,000,000 Ordinary Shares with a par value of US$0.0005 each and (ii) 1,000,000 Preferred Shares with a par value of US$0.0005 each to US$105,000 divided into 210,000,000 shares comprising (i) 200,000,000 Ordinary Shares with a par value of US$0.0005 each and (ii) 10,000,000 Preferred Shares with a par value of US$0.0005 each (the Share Capital Increase).”

For	Against	Abstain	Broker Non-Vote
116,881,745 (99.99205%)	9,234 (0.00790%)	60 (0.00005%)	0

Proposal 2 was approved by the Company’s shareholders representing 99.99% of the votes present at the Meeting.

Proposal 3. The Adoption of Second Amended and Restated Memorandum and Articles of Association Proposal:

A proposal to approve, as a special resolution, that subject to and immediately following the Share Consolidation and Share Capital Increase being effected, the Company adopt an amended and restated memorandum and articles of association, in the form attached to the Notice of Extraordinary General Meeting and the accompanying proxy statement as Annex 1 thereto, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Consolidation and Share Capital Increase.”

For	Against	Abstain	Broker Non-Vote
116,881,819 (99.99211%)	9,201 (0.00787%)	19 (0.00002%)	0

Proposal 3 was approved by the Company’s shareholders representing 99.99% of the votes present at the Meeting.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

99.1	Press release dated October 30, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alps Group Inc

Date: October 30, 2026	By:	/s/ Dr. Seng Kong Tham
	Name:	Dr. Seng Kong Tham
	Title:	Chief Executive Officer and Director

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